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                   [LETTERHEAD OF DRIGGERS, SCHULTZ & HERBST]

                                September 6, 2005

United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D. C. 20549-0404

      RE: MUSLIM MEDIA NETWORK, INC.
       REGISTRATION STATEMENT ON FORM SB-2 FILED JULY 27, 2005
       FILE NO. 333-125312

Dear Gentlepersons:

      The undersigned is counsel to Muslim Media Network, Inc. We have reviewed your comments letter of August 19, 2005 concerning the above-referenced filing and have revised the filing accordingly. We have filed an amendment and provided a marked copy of the amendment with this letter to aid your review. This letter sets forth your comments followed by our response.

General

1. Update the financial statements to comply with Item 310(g) of Regulation S-B at the effective date of the registration statement.

Response: June 30, 2005 financial statements have been included in the Registration Statement and all references to March 31, 2005 financial results have been updated to June 30, 2005 financial results.

2. Each amendment to the registration statement should include a currently dated consent of the independent registered public accounting firm.


Response: A consent dated September 6, 2005 of UHY LLP is included as Exhibit
23.


Use of Proceeds, page 12

3. Please include a line item of known liabilities that Muslim Media has assumed from AN -- NAS. Please provide disclosure of the terms of any debt that you plan to service or retire with the proceeds of this offering.

Response: The liabilities assumed by Muslim Media Network, Inc. in the February 15, 2005 acquisition of the Muslim Observer were ordinary course, current liabilities that have been paid in the ordinary course of business. We have added a line item to the Use of Proceeds concerning the payment of liabilities existing as of June 30, 2005. We have also added a line item to the Use of Proceeds concerning the payment of $50,000 in loans that Dr. Nakadar made to the company in July and August, to cover operating expenses and offering expenses. A reference to these loans has also been added to the third risk factor, THE MUSLIM

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United States Securities and Exchange Commission
September 6, 2005
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OBSERVER, WHILE PUBLISHED BY AN - NAS..., and to the section entitled, "CERTAIN
RELATIONSHIPS AND RELATED TRANSACTIONS". The three promissory notes have been filed as exhibits with Amendment No. 2 to the Registration Statement.

Plan of Distribution, page 16

4. We note your supplemental response to comment 28 of our June 23, 2005 letter that officers, directors, and employees may purchase shares in the offering to satisfy the minimum. However, the disclosure on page 17 only states that officers and directors may purchase shares. Please revise this section accordingly.

Response: The second sentence of the fifth paragraph stated that the shares may be purchased to satisfy the minimum offering amount. That sentence has been revised to be clearer.

5. To the extent you are advertising this offering in the Muslim Observer, please confirm that your ad will not contain any information, such as an invitation to a meeting, that is not contemplated by Rule 134. To the extent that you intend to mail invitations or other information not contemplated by Rule 134, please confirm your understanding that the registration statement will first have become effective and that a prospectus must be delivered to each recipient prior to or at the same as any such mailing.

Response: We confirm that any ad in the Muslim Observer will comply with Rule 134 and will not contain an invitation to a meeting. We also confirm that invitations will not be sent until the Registration Statement is effective and a prospectus will be sent prior to or with each mailing.

Description of Business, page 22

6. Please disclose a timeframe for the establishment of each aspect of your business discussed.

Response: Several sentences have been added to the second paragraph of the Description of Business to describe the proposed timeframes for the different aspects of the company's business plan.

Business Strategy
Print Media, page 25

7. We note the disclosure of the costs of establishing regional offices. Please clarify what this would entail.

Response: A sentence has been added to the third paragraph of the section "PRINT MEDIA - THE MUSLIM OBSERVER" describing the proposed regional offices.

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United States Securities and Exchange Commission
September 6, 2005
Page 3

8. Please file your agreement with The Marketing Source as an exhibit and disclose its material terms in the prospectus.

Response: A paragraph has been added to the section "PRINT MEDIA - THE MUSLIM OBSERVER" describing the agreement with The Marketing Source. The Agreement with The Marketing Source has been filed as an exhibit with Amendment No. 2 to the Registration Statement.

Muslim Media News Service (MMNS), page 26

9. Please disclose the reports threshold that would precipitate the solicitation of your services to media agencies.

Response: The second sentence in the second paragraph of the section, "MUSLIM MEDIA NEWS SERVICES" has been re-written to reflect that 10 reports per day is threshold for solicitation of services to other media agencies.

10. Because of the apparently key role that the Canadian journalist will play in your operations, consider what, if any, disclosure needs to be made pursuant to Item 401(b) of Regulation S-B and if your business will be substantially dependent on this individual, please file any employment contracts as exhibits.

Response: The name of the Canadian journalist has been added to the section, "MUSLIM MEDIA NEWS SERVICES" and a biographical description of Mohammed Ayub Ali Khan has been added under the section, "DIRECTORS, EXECUTIVE OFFICERS,...". Mr. Khan's agreement with the company has been filed as an exhibit with Amendment No. 2 to the Registration Statement.

Internet Media, page 26

11. Please specify what the $35,000 per year estimated for internet media will be comprised of Break out the costs of technology, salaries, etc.

Response: A sentence has been added to the section "INTERNET MEDIA" explaining the salary to be paid and other expenses.

Printing Business, page 27

12. Please clarify the purpose of the database. Will this be a database of Muslim households and businesses that you will compile and then resell? If so, what are the costs of such compilations? Will this entail obtaining permission from those listed on the database? Also, explain how the database will serve as a printing service.

Response: The first two paragraphs of the section, "PRINTING BUSINESS" have been rewritten to more thoroughly describe the database and its functions and to respond the questions raised above.

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United States Securities and Exchange Commission
September 6, 2005
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Radio
Television (TV), page 27

13. Please disclose that there is no guarantee that you will achieve the maximum net revenues estimated in this section.

Response: A sentence has been added to both the "RADIO" and the "TELEVISION" sections stating that there is no guarantee that the net revenue amounts mentioned will be received.

Revenue Sources, page 30

14. We note the information and additional disclosure you provided in response to prior comment 30 for subscription rates. Please provide similar information on your advertising rates.

Response: Additional sentences have been added to "REVENUE SOURCES - ADVERTISING REVENUES" describing current advertising rates.

Legal Opinion

15. Please file your legal opinion as soon as possible to allow enough time for our review.

Response: The legal opinion of Driggers, Schultz & Herbst has been field as
Exhibit 5.0.

Closing Comments

      If you have any questions concerning our responses please contact the undersigned at 248-649-6000.

                                  Respectfully,

                           Driggers, Schultz & Herbst

                              /s/ Daniel R. Boynton

                                Daniel R. Boynton